Schedule I

The name, citizenship, principal occupation and number of Ordinary Shares of each director and executive officer of each of Anamered Investments Inc., IVIVA Holdings Ltd., LIPO Investments (USA), Inc. and Five Boys Investments ULC is listed below (other than for Mr. Wilson, whose beneficial ownership is set forth in the Schedule 13D). The address for each of the persons listed below is 21 Water Street, Suite 600, Vancouver, BC V6B 1A1 Canada.

On June 27, 2025, Jason Gaede sold 1,500 Ordinary Shares at $38.02 per share in ordinary brokerage transactions pursuant to Rule 144 under the Securities Act of 1933, as amended. None of the other persons listed below has effected any transactions in Ordinary Shares in the past 60 days.

Anamered Investments Inc.

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D
Shannon Wilson	Investor and Philanthropist	Canada	Zero
Jason Gaede	President at House of Wilson Ltd.	Canada	6,275
Stephanie Billingsley	Controller at House of Wilson Ltd.	Canada	3,125

IVIVA Holdings Ltd.

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D
Jason Gaede	President at House of Wilson Ltd.	Canada	6,275

LIPO Investments (USA), Inc.

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D
Shannon Wilson	Investor and Philanthropist	Canada	Zero

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Jason Gaede	President at House of Wilson Ltd.	Canada	6,275
Stephanie Billingsley	Controller at House of Wilson Ltd.	Canada	3,125

Five Boys Investments ULC

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D
Shannon Wilson	Investor and Philanthropist	Canada	Zero

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Jason Gaede	President at House of Wilson Ltd.	Canada	6,275
Stephanie Billingsley	Controller at House of Wilson Ltd.	Canada	3,125